                                                                   EXHIBIT 99.1
ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                           COCA-COLA ENTERPRISES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

- ---------------------------------------------------------------------------------------------
(In millions except per share data)                                 1993      1992      1991
- ---------------------------------------------------------------------------------------------
NET OPERATING REVENUES                                             $5,465    $5,127    $3,915
Cost of sales (includes purchases from The Coca-Cola Company of
  approximately $1,392, $1,308 and $949)                            3,372     3,219     2,420
- ---------------------------------------------------------------------------------------------
GROSS PROFIT                                                        2,093     1,908     1,495
Selling, general and administrative expenses                        1,708     1,602     1,223
Provision for restructuring                                            --        --       152
- ---------------------------------------------------------------------------------------------
OPERATING INCOME                                                      385       306       120
Interest expense, net                                                 328       312       210
Other nonoperating deductions, net                                      2         6         2
- ---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES                                                   55       (12)      (92)
Income taxes:
  Expense (benefit) excluding rate change                              30         3        (9)
  Rate change -- federal                                               40        --        --
- ---------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES          (15)      (15)      (83)
Cumulative effect of accounting changes:
  Postretirement benefits (net of income taxes of $91)                 --      (148)       --
  Income taxes                                                         --       (23)       --
- ---------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                     (15)     (186)      (83)
Preferred stock dividend requirements                                  --        --         9
- ---------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARE OWNERS                $  (15)   $ (186)   $  (92)
- ---------------------------------------------------------------------------------------------
AVERAGE COMMON SHARES OUTSTANDING                                     129       129       116
- ---------------------------------------------------------------------------------------------
PER SHARE DATA:
  Income (loss) before cumulative effect of accounting changes     $(0.11)   $(0.11)   $(0.71)
  Cumulative effect of accounting changes:
     Postretirement benefits                                           --     (1.15)       --
     Income taxes                                                      --     (0.18)       --
  Preferred stock dividends                                            --        --     (0.08)
  Net income (loss) applicable to common share owners               (0.11)    (1.45)    (0.79)
- ---------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           COCA-COLA ENTERPRISES INC.

                          CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------------------
                                                                            DECEMBER 31,
                                                                         -------------------
(In millions except share data)                                           1993         1992
- --------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents, at cost (approximates market)                 $   11       $    6
Amounts due from The Coca-Cola Company                                       13           12
Trade accounts receivable, less allowances of $33 and $31, respectively     442          391
Inventories                                                                 200          212
Prepaid expenses and other assets                                            80           80
- --------------------------------------------------------------------------------------------
Total Current Assets                                                        746          701


PROPERTY, PLANT AND EQUIPMENT
Land                                                                        163          179
Buildings and improvements                                                  622          594
Machinery and equipment                                                   2,132        1,851
- --------------------------------------------------------------------------------------------
                                                                          2,917        2,624
Less allowances for depreciation                                          1,121          973
- --------------------------------------------------------------------------------------------
                                                                          1,796        1,651
Construction in progress                                                     94           82
- --------------------------------------------------------------------------------------------
                                                                          1,890        1,733

FRANCHISE AND OTHER NONCURRENT ASSETS                                     6,046        5,651
- --------------------------------------------------------------------------------------------
                                                                         $8,682       $8,085
- --------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                           COCA-COLA ENTERPRISES INC.

                          CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------------------
                                                                            DECEMBER 31,
                                                                         -------------------
                                                                          1993         1992
- --------------------------------------------------------------------------------------------
LIABILITIES AND SHARE-OWNERS' EQUITY
CURRENT
Accounts payable and accrued expenses                                    $  699       $  682
Current maturities of long-term debt                                        308          622
- --------------------------------------------------------------------------------------------
Total Current Liabilities                                                 1,007        1,304

LONG-TERM DEBT                                                            4,083        3,509

DEFERRED INCOME TAXES                                                     1,831        1,567

OTHER LONG-TERM OBLIGATIONS                                                 501          451

SHARE-OWNERS' EQUITY
Preferred stock, $35 stated value -- Authorized - 1,000,000 shares;
    Issued - 1,000,000 shares in 1993                                        29           --
Common stock, $1 par value -- Authorized - 500,000,000 shares;
    Issued - 142,182,183 shares and 141,569,162 shares, respectively        142          142
Paid-in capital                                                           1,280        1,267
Reinvested earnings                                                           9           32
Cumulative translation adjustment                                            (3)          --
Common stock in treasury, at cost (13,004,598 shares and
    12,228,298 shares, respectively)                                       (197)        (187)
- --------------------------------------------------------------------------------------------
                                                                          1,260        1,254
- --------------------------------------------------------------------------------------------
                                                                         $8,682       $8,085
- --------------------------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

                CONSOLIDATED STATEMENTS OF SHARE-OWNERS' EQUITY


- ---------------------------------------------------------------------------------------------------------------------
                                                                                  CUMULATIVE                 SHARE-
THREE YEARS ENDED DECEMBER 31, 1993   PREFERRED   COMMON   PAID-IN   REINVESTED   TRANSLATION   TREASURY     OWNERS'
(In millions except per share data)     STOCK     STOCK    CAPITAL    EARNINGS    ADJUSTMENT     STOCK       EQUITY
- ---------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 28, 1990               $ 250      $141    $ 1,263     $  382         $--        $ (409)     $ 1,627

Issuance of shares to effect merger        --        --         (2)       (59)         --           222          161
Redemption of preferred stock            (250)       --         --         --          --            --         (250)
Exercise of employee stock options         --        --          2         --          --            --            2
Issuance of shares under stock award
  plan                                     --        --          2         --          --            --            2
Unamortized cost of restricted
  shares issued                            --        --         (1)        --          --            --           (1)
Dividends on preferred stock
  (per share -- $3,983.49)                 --        --         --        (10)         --            --          (10)
Dividends on common stock
  (per share -- $0.05)                     --        --         --         (6)         --            --           (6)
Net loss                                   --        --         --        (83)         --            --          (83)
- ---------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                  --       141      1,264        224          --          (187)       1,442

Issuance of shares under stock award
  plan                                     --         1         11         --          --            --           12
Unamortized cost of restricted
  shares issued                            --        --        (12)        --          --            --          (12)
Amortization of restricted shares
  cost                                     --        --          4         --          --            --            4
Dividends on common stock
  (per share -- $0.05)                     --        --         --         (6)         --            --           (6)
Net loss                                   --        --         --       (186)         --            --         (186)
- ---------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                  --       142      1,267         32          --          (187)       1,254

Issuance of shares under stock award
  plan                                     --        --          6         --          --            --            6
Unamortized cost of restricted
  shares issued                            --        --         (6)        --          --            --           (6)
Amortization of restricted shares
  cost                                     --        --          2         --          --            --            2
Conversion of executive deferred
  compensation to equity                   --        --          9         --          --            --            9
Purchase of common stock for
  treasury                                 --        --         --         --          --           (17)         (17)
Issuance of preferred stock to
  effect acquisition                       29        --         --         --          --            --           29
Issuance of treasury stock to effect
  acquisition                              --        --         --         (2)         --             7            5
Exercise of employee stock options         --        --          2         --          --            --            2
Translation adjustments                    --        --         --         --          (3)           --           (3)
Dividends on common stock
  (per share -- $0.05)                     --        --         --         (6)         --            --           (6)
Net loss                                   --        --         --        (15)         --            --          (15)
- ---------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993               $  29      $142    $ 1,280     $    9         $(3)       $ (197)     $ 1,260
- ---------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          COCA-COLA ENTERPRISES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

- --------------------------------------------------------------------------------------------
(In millions)                                                        1993     1992      1991
- --------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)                                                   $ (15)  $  (186)  $  (83)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Cumulative effect of accounting changes                           --       171       --
     Depreciation                                                     254       227      160
     Amortization                                                     165       162       91
     Deferred income taxes                                             60       (21)     (16)
     Changes in current assets and current liabilities                 22      (116)      72
     Other nonoperating cash flows                                      7        42       37
- --------------------------------------------------------------------------------------------
Net cash provided by operating activities                             493       279      261

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                 (353)     (291)    (238)
Proceeds from the sale of property, plant and equipment                19        20       16
Acquisitions of companies, net of cash acquired (amounts paid to
  The Coca-Cola Company were $260, $11 and $81)                      (287)      (27)    (222)
- --------------------------------------------------------------------------------------------
Net cash used in investing activities                                (621)     (298)    (444)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of debt                                    822     2,218    1,091
Payments on debt                                                     (668)   (2,251)    (580)
Redemption of preferred stock                                          --        --     (250)
Purchase of treasury stock                                            (17)       --       --
Dividends on common and preferred stock                                (6)       (6)     (16)
Proceeds from issuance of common stock                                  2        --        2
- --------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                   133       (39)     247
- --------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  DURING THE YEAR                                                       5       (58)      64
Cash and cash equivalents at beginning of year                          6        64       --
- --------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  11   $     6   $   64
- --------------------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                           COCA-COLA ENTERPRISES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS AND OWNERSHIP

     The Company operates in a single industry segment, which encompasses the manufacture, distribution and marketing of liquid nonalcoholic refreshments under rights to acquired franchise territories. The Coca-Cola Company owns approximately 44% of the Company's outstanding common shares.

PRINCIPAL ACCOUNTING POLICIES

Significant accounting policies and practices of the Company follow:

     Basis of Presentation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

     The fiscal years presented are the fiscal periods ended December 31, 1993, 1992 and 1991. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

     Net Income (Loss) Per Common Share: Net income (loss) per common share is computed by dividing net income (loss) less dividends on preferred stock by the weighted average number of common shares outstanding.

     Cash Equivalents: Cash equivalents include all highly liquid debt instruments purchased with original maturities of less than three months.

     Concentrations of Credit Risk: The Company sells products to chain store and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables varies by customer principally due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses.

     Inventories: Inventories are valued at the lower of cost or market. Cost is computed principally on the last-in, first-out (LIFO) method.

     Property, Plant and Equipment: Property, plant and equipment is stated at cost, less allowances for depreciation. Depreciation expense is determined principally by the straight-line method. The annual rates of depreciation are 3% to 5% for buildings and improvements and 7% to 34% for machinery and equipment. The Company capitalizes, as land improvements, certain environmental remediation costs which improve the condition of the property as compared to the condition when constructed or acquired.

     Franchise Assets: The Company operates under franchise agreements with The Coca-Cola Company and certain other licensors of beverage products. These agreements establish performance obligations as to production, distribution and marketing arrangements. The majority of such agreements are perpetual in nature and reflect a long and ongoing relationship with The Coca-Cola Company and other franchisors. The Company has one nonperpetual franchise agreement with The Coca-Cola Company covering our Netherlands operations. This is a result of the fact that The Coca-Cola Company's franchises outside of the United States are not perpetual.

     Given the Company's historical relationship with The Coca-Cola Company and The Coca-Cola Company's equity ownership of approximately 44% in the Company, management of the Company believes this agreement will continue to be renewed upon expiration and that the economic period of benefit is ongoing. Franchise assets, stated at cost, are amortized on a straight-line basis over the

                           COCA-COLA ENTERPRISES INC.

maximum allowed estimated periods to be benefitted (principally 40 years). Accumulated amortization amounted to $738 million and $577 million at December 31, 1993 and 1992, respectively.

     Impairment of Long-Lived Assets: In the event facts and circumstances suggest that the cost of franchise assets or other assets may be impaired, an assessment of recoverability would be performed. If the estimated future cash flows associated with an asset were less than the carrying amount of the asset, an impairment write-down to a market value or discounted cash flow value would be required.

     Foreign Currency: The Company uses the local currency of Dutch florins as the functional currency of its Netherlands operations. Accordingly, assets and liabilities of the Netherlands subsidiary are translated into dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the monthly average exchange rates prevailing during the year. The cumulative translation adjustment is included in a separate component of share-owners' equity.

     Hedging Instruments: The Company is party to a variety of interest rate swaps, short positions in interest rate futures and foreign currency option contracts in the management of interest rate and foreign currency exposures. The interest differential related to interest rate swap agreements is recognized as an adjustment of interest expense. Foreign currency options were not significant at December 31, 1993. Realized and unrealized gains and losses on all financial instruments designated and effective as hedges of interest rate exposure are deferred and recognized as increases or decreases to interest expense over the periods the hedged liabilities are outstanding.

     Marketing Costs: The Company participates in various advertising and marketing programs, some with The Coca-Cola Company. Certain costs incurred in connection with these programs are reimbursed by The Coca-Cola Company. All unreimbursed costs related to marketing and advertising the Company's products are expensed in the period incurred.

     Postretirement Benefits Other Than Pensions: In 1992, the Company adopted Statement of Financial Accounting Standards No. 106 ("FAS 106"), a method of accounting for postretirement benefits by accrual of the costs of such benefits during the periods employees provide service to the Company. The Company previously accounted for such costs as expense when incurred. The effect on years prior to 1992, representing that portion of future retiree benefit costs related to past service of both active and retired employees at the date of adoption, has been reported as the cumulative effect of an accounting change and such prior periods have not been restated.

     Income Taxes: In 1992, the Company changed its method of accounting for income taxes from the deferred method under Accounting Principles Board Statement No. 11 to the liability method by adopting Statement of Financial Accounting Standards No. 109 ("FAS 109"). Financial statements for periods prior to 1992 have not been restated for the effects of adopting FAS 109. The effect on prior years of adopting FAS 109 has been reported as the cumulative effect of an accounting change. FAS 109 requires that deferred tax liabilities and assets be established based on the difference between the financial statement and income tax bases of assets and liabilities using existing tax rates.

ACQUISITIONS AND DIVESTITURES

     The Company has the right to produce, distribute and market the soft drink products of The Coca-Cola Company and/or other soft drink products in the territories of acquired operations. Under the purchase method of accounting, the results of operations of acquired companies are included in the consolidated statements of operations of the Company as of their acquisition date. The assets and liabilities of acquired companies are included in the Company's consolidated

                           COCA-COLA ENTERPRISES INC.

balance sheet at their estimated fair values on date of purchase based on a preliminary allocation of the purchase price.

     On June 30, 1993, the Company acquired, from The Coca-Cola Company, the stock of (i) Coca-Cola Beverages Nederland B.V. in the Netherlands ("CCBN");
(ii) Roddy Coca-Cola Bottling Company, Inc. ("Roddy") in Knoxville, Tennessee; and (iii) Coca-Cola Bottling Company of Johnson City ("JC"), in Johnson City, Tennessee for an aggregate purchase price of approximately $366 million in cash and assumed debt. The transaction was accounted for under the purchase method.

     In December 1991, the Company acquired the Johnston Coca-Cola Bottling Group, Inc. ("Johnston"), the second largest bottler of soft drink products of The Coca-Cola Company in the United States. Johnston's territories, with a population estimated at approximately 28 million or 11% of the U.S. population, were located principally in the Midwestern United States. All of the outstanding Johnston common stock was acquired in exchange for the issuance from treasury of
13.438 million shares of the Company's common stock and the payment of approximately $196 million in cash in a transaction accounted for under the purchase method.

     Assuming the Johnston bottling operations had been acquired as of January 1, 1991, and the CCBN/Roddy/JC acquisition occurred as of January 1, 1992, unaudited pro forma results of operations are as follows (in millions except per share amounts):

- -------------------------------------------------------------------------------------------------------
                                                                            1993       1992       1991
- -------------------------------------------------------------------------------------------------------
NET OPERATING REVENUES                                                     $5,667     $5,538     $5,027
Cost of Sales                                                               3,535      3,547      3,170
- -------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                2,132      1,991      1,857
Selling, general and administrative expenses                                1,741      1,670      1,535
Provision for restructuring                                                    --         --        152
- -------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                              391        321        170
Interest expense, net                                                         334        325        312
Other nonoperating deductions, net                                              2          7          3
- -------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                                 55        (11)      (145)
Income taxes:
  Expense (benefit) excluding rate change                                      30          4        (17)
  Rate change -- federal                                                       40         --         --
- -------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                  (15)       (15)      (128)
Cumulative effect of accounting changes                                        --       (171)        --
- -------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                             (15)      (186)      (128)
Preferred stock dividend requirements                                          --         --          9
- -------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARE OWNERS                        $  (15)    $ (186)    $ (137)
- -------------------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect of Accounting Changes
  Per Common Share                                                         $(0.11)    $(0.11)    $(0.99)
Net Income (Loss) Applicable to Common Share Owners Per Share               (0.11)     (1.45)     (1.06)
- -------------------------------------------------------------------------------------------------------
Depreciation                                                               $  266     $  248     $  205
Amortization                                                                  172        175        125
- -------------------------------------------------------------------------------------------------------

     The foregoing summary pro forma financial information reflects adjustments for the CCBN/Roddy/JC acquisition to give effect to (i) interest expense on acquisition financing through issuance of commercial paper at an annual interest rate of 3.8% for 1992 and 3.1% for the

                           COCA-COLA ENTERPRISES INC.

preacquisition period of 1993; (ii) repayment of assumed debt; (iii) amortization of the franchise assets acquired in the acquisition; and (iv) the income tax effect of such pro forma adjustments.

     The foregoing also reflects adjustments for the Johnston acquisition to give effect to (i) interest expense on acquisition financing at an estimated annual interest rate of 8.4%; (ii) issuance from treasury of 13.438 million shares of the Company's common stock; (iii) amortization of the franchise asset;
(iv) the effect of adjusting debt assumed from Johnston for terms anticipated for such debt to remain outstanding and to an effective annual interest rate of approximately 7.8%; (v) elimination of the gain recognized by the Company from the sale of its Ohio operations to Johnston in June 1990; and (vi) the income tax effect of such pro forma adjustments.

     Also in separate transactions in 1993, the Company acquired bottling operations in Arkansas and an architectural design and facility engineering company. The aggregate purchase price for these acquisitions, accounted for under the purchase method, approximated $60 million in common stock, preferred stock and debt.

     In separate transactions in 1992, the Company acquired bottling operations in Quincy, Illinois; Manchester, Georgia; Erie, Pennsylvania; and Laredo, Texas. The aggregate purchase price of these acquisitions, accounted for under the purchase method, approximated $40 million in cash and debt.

     In separate transactions in 1991, the Company acquired bottling operations in Ukiah, California; Jasper, Texas; Westminster, Annapolis and Cambridge, Maryland; and Dover, Delaware. The aggregate purchase price of these acquisitions, accounted for under the purchase method, approximated $55 million in cash and debt. Also in 1991, the Company sold its right to produce, distribute and market Dr Pepper and Barq's soft drinks in Jackson, Tennessee for approximately $3 million, resulting in a pretax gain of approximately $1 million.

INVENTORIES

Inventories are comprised of the following (in millions):

- --------------------------------------------------------------------------------------------
                                                                              DECEMBER 31,
                                                                             ---------------
                                                                             1993       1992
- --------------------------------------------------------------------------------------------
Finished goods                                                               $134       $127
Raw materials                                                                  48         74
Other                                                                          20         21
- --------------------------------------------------------------------------------------------
                                                                              202        222
Less LIFO reserve                                                               2         10
- --------------------------------------------------------------------------------------------
                                                                             $200       $212
- --------------------------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are comprised of the following (in millions):

- --------------------------------------------------------------------------------------------
                                                                                DECEMBER 31,
                                                                               -------------
                                                                               1993     1992
- --------------------------------------------------------------------------------------------
Trade accounts payable                                                         $185     $263
Deposits on containers and shells                                                53       21
Accrued advertising payable                                                      98       78
Accrued compensation payable                                                     78       71
Accrued insurance payable                                                        62       68
Accrued interest payable                                                         98       95
Other accrued expenses                                                          125       86
- --------------------------------------------------------------------------------------------
                                                                               $699     $682
- --------------------------------------------------------------------------------------------

LONG-TERM DEBT

Long-term debt including current maturities consists of the following (in millions):

- --------------------------------------------------------------------------------------------
                                                                              DECEMBER 31,
                                                                             ---------------
                                                                              1993     1992
- --------------------------------------------------------------------------------------------
Commercial Paper                                                             $  522   $  197
8.00% and 8.20% Notes, due 1993                                                  --      500
8.20% Notes, due 1994                                                           243      243
8.35% Notes, due 1995                                                           250      250
6.50% and 7.875% Notes, due 1997                                                550      550
7.00% Notes, due 1999                                                           200      200
7.875% Notes, due 2002                                                          500      500
8.00% Notes, due 2005                                                           250       --
8.50% Debentures, due 2012                                                      250      250
8.75% Debentures, due 2017                                                      154      154
8.00% and 8.50% Debentures, due 2022                                          1,000    1,000
6.75% Debentures, due 2023                                                      250       --
Other long-term obligations                                                     222      287
- --------------------------------------------------------------------------------------------
                                                                             $4,391   $4,131
- --------------------------------------------------------------------------------------------

     Maturities of long-term debt for the five fiscal years subsequent to December 31, 1993, are as follows (in millions): 1994 -- $308; 1995 -- $263;
1996 -- $558; 1997 -- $555; and 1998 -- $10.

     The Company's commercial paper program is supported by a $1 billion revolving bank credit agreement maturing in April 1996 and two short-term credit facilities. There are no borrowings outstanding under these agreements; however, under the commercial paper program supported by these agreements, an aggregate $522 million was outstanding at December 31, 1993. The weighted average interest rates of borrowings under the commercial paper program were approximately 3.2% and 3.8% for 1993 and 1992, respectively.

     Terms of the revolving bank credit agreement and/or the outstanding notes and debentures include various provisions which, among other things, require the Company to (i) maintain a defined leverage ratio and (ii) limit the incurrence of certain liens or encumbrances in excess of defined amounts. None of these restrictions are presently significant to the Company.

                           COCA-COLA ENTERPRISES INC.

     The Company has outstanding certain interest rate swap agreements with financial institutions. At December 31, 1993, these interest rate swap agreements change (i) $150 million of the floating rate exposure on commercial paper to fixed rate exposure and (ii) $500 million of the fixed rate exposure on the $250 million 8% debentures due 2022 and $250 million of the $750 million 8.5% debentures due 2022 to floating rate exposure. All of the above interest rate swap agreements were in force at the beginning of 1993 except for the swap agreement related to the $250 million outstanding on the 8% debentures due 2022. These swap agreements expire in varying periods from 1994 through 1996, but may extend through 2023 depending upon interest rates at the initial expiration date.

     In addition, the Company has certain Eurodollar futures contracts with financial institutions which hedge its floating rate exposure on the interest rate swap agreements. At December 31, 1993, the Eurodollar futures cover the following periods: (i) $250 million from December 1993 through September 1994 and (ii) $250 million from March 1994 through June 1996. The adjustment to market of these Eurodollar futures contracts aggregate unrecognized losses of $5 million as of December 31, 1993. These unrecognized amounts will be decreased or increased, as appropriate, to the final settlement date of each contract, at which time amounts will be amortized over the ensuing contract period.

     Activities under interest rate swap agreements and Eurodollar futures contracts have resulted in a decrease in interest expense for 1993 of approximately $7 million. The Company is exposed to credit losses for periodic settlements of amounts due under interest rate swaps; however, amounts due under these agreements were not significant at December 31, 1993.

LEASES

     The Company leases office and warehouse space, computer hardware, and machinery and equipment under lease agreements which expire at various dates through 2019. At December 31, 1993, future minimum lease payments under noncancellable operating leases aggregate approximately $44 million. Rent expense was approximately $25 million, $25 million and $24 million during 1993, 1992 and 1991, respectively.

PREFERRED STOCK

     In connection with the 1993 acquisition of the Coca-Cola Bottling Company of Northeast Arkansas, Inc., the Company issued 1,000,000 shares of nonvoting convertible preferred stock with a stated value of $35 per share. Each share is convertible into one share of common stock at any time at the option of the holder. The preferred stock may be called by the Company at any time for cash equal to its stated value plus accrued dividends. The preferred stock pays cumulative cash dividends of 3% per annum for the first five years, 4.29% per annum for the following five years, adjusting to an annual rate equal to LIBOR plus 1% thereafter. Adjustment of the stated value of the preferred stock to its estimated fair value of approximately $29 million results in an annual dividend cost of approximately 6%.

     During 1991, the Company redeemed all of its then existing nonvoting variable dividend rate preferred stock at book value.

SHARE REPURCHASE

     During 1993, the Company repurchased 1,153,900 shares of its common stock on the open market for an aggregate cost of approximately $17 million. The repurchased shares represent

                           COCA-COLA ENTERPRISES INC.

additions to treasury stock and are intended, among other things, to replenish an aggregate 400,000 treasury shares issued to effect an acquisition during 1993.

STOCK OPTIONS AND OTHER STOCK PLANS

     The Company's 1992 Restricted Stock Award Plan ("the 1992 Plan") provides for awards to certain officers and other key employees of the Company of up to an aggregate 1.5 million shares of the Company's common stock. The 1986 Restricted Stock Award Plan ("the 1986 Plan") provides for awards to certain officers and other key employees of the Company of up to an aggregate 1 million shares of the Company's common stock. Awards under both plans vest (i) when a participant dies, retires or becomes disabled; (ii) when the Compensation Committee of the Board of Directors elects, in its sole discretion, to remove certain restrictions; or, with regard to the 1992 Plan, (iii) based on the attainment of certain market price levels of the Company's stock. Such awards also entitle the participant to full dividend and voting rights. Shares awarded under both plans are restricted as to disposition and subject to forfeiture under certain circumstances. The market value of the shares at the date of grant is charged to operations ratably over the vesting periods.

     In 1992, the Board of Directors of the Company terminated the 1986 Plan, canceling the remaining 476,000 shares under this plan available for grant. Restricted shares issued under the 1992 Plan, totalling 22,400 shares were forfeited in 1993 and returned to treasury. Further information relating to restricted stock awards follows:

- --------------------------------------------------------------------------------------------
                                                                      1993           1992
- --------------------------------------------------------------------------------------------
Awards available for grant -- beginning of year                      648,900         476,000
New awards authorized                                                     --       1,500,000
Available shares terminated                                               --        (476,000)
Shares issued                                                       (463,100)       (851,100)
- --------------------------------------------------------------------------------------------
Awards available for grant -- end of year                            185,800         648,900
- --------------------------------------------------------------------------------------------

     The Company's 1991 Stock Option Plan (the "Stock Option Plan"), provides for the granting of nonqualified stock options to officers and certain key employees. The Stock Option Plan provides that options for 3 million shares of the Company's common stock may be granted prior to the plan's expiration in 1996. The Company's 1990 Management Stock Option Plan (the "Management Option Plan") provides for the granting of nonqualified stock options to certain key employees. The Management Option Plan provides that options for 2 million shares of the Company's common stock may be granted. Options awarded under the Stock Option Plan and the Management Option Plan (i) are generally granted at prices which equate to or are above fair market value on the date of grant; (ii) become exercisable over either a three or four year period; and (iii) expire ten years subsequent to award.

                           COCA-COLA ENTERPRISES INC.

     Included in options outstanding at December 31, 1993 were various options granted under previous plans with similar terms. Further information relating to options follows:

- ---------------------------------------------------------------------------------------------
                                                                      1993            1992
- ---------------------------------------------------------------------------------------------
Options outstanding at beginning of year                            5,680,333       4,128,067
Options granted                                                     1,109,900       1,885,800
Options exercised                                                    (149,921)             --
Options canceled                                                     (598,545)       (333,534)
- ---------------------------------------------------------------------------------------------
Options outstanding at end of year                                  6,041,767       5,680,333
- ---------------------------------------------------------------------------------------------
Options exercisable at end of year
  (Option price -- $13.125 to $18.50 per share)                     3,034,534       3,230,828
- ---------------------------------------------------------------------------------------------
Shares available for future grant                                     286,500       1,396,400
- ---------------------------------------------------------------------------------------------

     On initial offering of stock to the public, each of the seven directors who was not an officer of the Company or The Coca-Cola Company was awarded options to acquire up to 1,500 shares of common stock and certain officers of the Company were granted options to purchase 245,000 shares of the Company's common stock at $16.50 per share (the initial public offering price). Since that time, new directors, upon election, who were not an officer of the Company or The Coca-Cola Company were awarded options to acquire up to 1,500 shares of common stock at $16.50 per share. Options to purchase 198,000 shares under this plan have subsequently been canceled, and 15,000 options have been exercised. Currently exercisable options with rights totaling 45,500 shares remain outstanding and will expire in November 1996.

     In 1991, the Company adopted the Stock Appreciation Rights Plan (the "SAR Plan") which provides for the award of an aggregate 1 million stock appreciation rights ("units") to qualified participants prior to the SAR Plan's expiration in 1996. Each unit entitles the holder to receive cash based on the difference between the market value of a share of the Company's common stock on the date of award and the fair market value of such stock on the date of exercise. Included in stock appreciation rights outstanding at December 31, 1993 are various units awarded under a prior plan with similar terms. In 1992, units available for future grants under all stock appreciation rights plans were terminated.

     Further information relating to stock appreciation rights follows:

- ---------------------------------------------------------------------------------------------
                                                                        1993          1992
- ---------------------------------------------------------------------------------------------
Units outstanding at beginning of year                                1,070,572     1,076,580
Units granted                                                                --            --
Units exercised                                                         (58,027)           --
Units canceled                                                         (134,168)       (6,008)
- ---------------------------------------------------------------------------------------------
Units outstanding at end of year
  (Base value -- $14.50 to $17.50 per unit)                             878,377     1,070,572
- ---------------------------------------------------------------------------------------------

PENSION AND CERTAIN BENEFIT PLANS

     The Company sponsors various pension plans and participates in certain multiemployer pension plans covering substantially all U.S. employees. The benefits related to company-sponsored plans are based on years of service and compensation earned during years of employment. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such

                           COCA-COLA ENTERPRISES INC.

additional amounts as management may determine to be appropriate but within applicable legal limits. These qualified defined benefit plans sponsored by the Company are insured by the Pension Benefit Guaranty Corporation ("PBGC"). The Company also sponsors several unfunded nonqualified defined benefit plans covering certain officers and other employees.

     Total pension expense amounted to approximately $19 million (including $6 million for multiemployer plans) in 1993 and 1992, and $14 million (including $5 million for multiemployer plans) in 1991.

     Net periodic pension cost for company-sponsored defined benefit plans included the following (in millions):

- --------------------------------------------------------------------------------------------
                                                                          1993   1992   1991
- --------------------------------------------------------------------------------------------
Service cost -- benefits earned during the period                         $ 19   $ 14   $ 10
Interest cost on projected benefit obligation                               29     29     23
Actual return on assets                                                    (61)   (36)   (61)
Net amortization and deferral                                               26      6     37
- --------------------------------------------------------------------------------------------
Net periodic pension cost                                                 $ 13   $ 13   $  9
- --------------------------------------------------------------------------------------------

     The following table sets forth the funded status of domestic company-sponsored plans and amounts recognized by the Company, segregated by
(i) plans whose assets exceed the accumulated benefit obligation ("ABO") and
(ii) plans whose ABO exceeds assets (in millions):

- ------------------------------------------------------------------------------------------
                                           PBGC INSURED PLANS               OTHER PLANS
                                   -----------------------------------   -----------------
                                         1993               1992          1993      1992
                                   ----------------   ----------------   -------   -------
                                   ASSETS     ABO     ASSETS     ABO       ABO       ABO
                                   EXCEED   EXCEEDS   EXCEED   EXCEEDS   EXCEEDS   EXCEEDS
                                    ABO     ASSETS     ABO     ASSETS    ASSETS    ASSETS
- ------------------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
  Vested benefit obligation        $(303)    $ (22)   $(212)    $ (50)    $ (13)    $ (12)
- ------------------------------------------------------------------------------------------
  Accumulated benefit obligation   $(325)    $ (25)   $(248)    $ (54)    $ (13)    $ (14)
- ------------------------------------------------------------------------------------------
  Projected benefit obligation     $(367)    $ (25)   $(311)    $ (64)    $ (14)    $ (19)
Plan assets at fair value,
  primarily listed stocks, bonds
  and government securities          402        18      321        46        --        --
- ------------------------------------------------------------------------------------------
Plan assets in excess of (less
  than) projected benefit
  obligation                          35        (7)      10       (18)      (14)      (19)
Unrecognized net (gain) loss         (14)        3       20         3         4         4
Unrecognized prior service cost      (12)        2        1         2        (9)       --
Unrecognized net transition
  (asset) liability and other        (12)       --      (13)        1         2         2
- ------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost
  included in the balance sheet    $  (3)    $  (2)   $  18     $ (12)    $ (17)    $ (13)
- ------------------------------------------------------------------------------------------

     The weighted average discount rate utilized in determining the actuarial present value of the projected benefit obligation as of the respective valuation dates was 7.5% and 8.25% in 1993 and 1992, respectively. The weighted average rate of increase in future compensation was 5.5% and 6%

                           COCA-COLA ENTERPRISES INC.

in 1993 and 1992, respectively. The expected long-term rate of return on plan assets was 8.5%, 9.5% and 9% in 1993, 1992 and 1991, respectively.

     CCBN participates in a multiemployer pension plan covering a majority of its employees. CCBN also sponsors a supplemental defined benefit plan for certain employees. At December 31, 1993, the accumulated benefit obligation for the supplemental plan was $9 million, the projected benefit obligation was $17 million and plan assets were $17 million. CCBN also sponsors an unfunded voluntary early retirement plan for certain employees allowing early retirement at age 60. At December 31, 1993, the accumulated benefit obligation, which has been fully accrued, was $5 million and the projected benefit obligation was $6 million.

     In addition to the defined benefit plans described above, the Company also sponsors a qualified defined contribution plan covering all full-time nonunion employees in the United States. The Company matches 50% of a participant's voluntary contributions up to a maximum of 6% of a participant's compensation. The Company's contribution expense was approximately $10 million in 1993 and 1992, and $9 million in 1991.

POSTRETIREMENT BENEFIT PLANS

     The Company sponsors various unfunded defined benefit postretirement plans that provide health care and life insurance benefits to substantially all nonunion and certain union retirees who retire with a minimum period of service. Adoption of FAS 106 during 1992 changed the Company's method of accounting for such postretirement benefits as an expense when claims were incurred to accrual of the costs of such benefits during the periods employees provide service to the Company.

     The Company immediately recognized the transition obligation of adopting FAS 106. The effect on years prior to 1992 of adopting FAS 106, representing that portion of unrecognized future retiree benefit costs related to past service of both active and retired employees as of the date of adoption, has been reported as the cumulative effect of an accounting change and prior periods have not been restated. The cumulative effect of adopting FAS 106 as of January 1, 1992 decreased net income by approximately $148 million (net of income taxes of $91 million) or $1.15 per common share.

     In the first quarter of 1993, the Company completed the redesign and consolidation of its postretirement benefit plans by amending the plans then in effect. The effect of plan amendments was to decrease the accumulated postretirement benefit obligation at January 1, 1993 from approximately $312 million to $164 million, resulting in $148 million of excess prior service cost, and to reduce the full-year 1993 postretirement benefits expense by approximately $31 million. The excess prior service cost is being amortized over the average service life of plan participants, approximately 17 years.

                           COCA-COLA ENTERPRISES INC.

     The following table presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets at December 31, 1993 and 1992 (in millions):

- --------------------------------------------------------------------------------------------
                                                                               1993     1992
- --------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                                     $105     $108
  Fully eligible active plan participants                                        11       32
  Other active plan participants                                                 63      172
- --------------------------------------------------------------------------------------------
                                                                                179      312
Unamortized excess prior service cost asset                                     140       --
Unrecognized net loss                                                            (2)      --
- --------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                                      $317     $312
- --------------------------------------------------------------------------------------------

     Net periodic postretirement benefit cost for 1993 and 1992 includes the following components (in millions):

- --------------------------------------------------------------------------------------------
                                                                               1993     1992
- --------------------------------------------------------------------------------------------
Service cost attributed to service during the year                             $ 6      $14
Interest cost on accumulated postretirement benefit obligation                  14       24
Amortization of unrecognized excess prior service cost                          (9)      --
- --------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                       $11      $38
- --------------------------------------------------------------------------------------------

     Actuarial assumptions used in determining the postretirement benefit cost and the accumulated postretirement benefit obligation include a discount rate of 7.5% and 8.5% and an average rate of increase in future compensation of 5.5% and 6%, in 1993 and 1992, respectively. The assumed weighted average annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) was 15% pre-Medicare and 11% post-Medicare for 1993 and 1992, decreasing to 6% by the year 2052 and remaining at that level thereafter. However, the postretirement benefit plan, as amended effective January 1, 1993, is a "defined dollar benefit plan" which limits the effect of medical inflation to a maximum of 4% per year after 1996. Because the amended postretirement medical plan has established dollar limits for determining company contributions, the effect of a 1% increase in the assumed health care cost trend rates is not significant.

PROVISION FOR RESTRUCTURING

     The Company recognized in the fourth quarter of 1991 a $152 million ($0.86 per common share) provision for restructuring related primarily to the standardization of information systems, reconfiguration of sales and distribution centers, and severance and relocation costs associated with decentralizing the Company's organizational structure and eliminating redundant staff and operating positions.

INCOME TAXES

     On August 10, 1993, the Omnibus Budget Reconciliation Act was signed into law. The Company was affected principally by the increase in the corporate marginal income tax rate from 34% to 35%. Under FAS 109, the Company's deferred income taxes were adjusted to reflect the effect of the new rate. This adjustment resulted in a one-time charge of approximately $40 million ($0.31 per common share) to increase the Company's deferred tax liability existing at the date of enactment for the effect of the rate change. Additionally, the Company's annual estimated effective tax rate was

                           COCA-COLA ENTERPRISES INC.

increased by an amount approximating the 1% marginal rate increase. Other components of the new law are not expected to have a material impact on the financial position or results of operations of the Company.

     Application of FAS 109 decreases pretax income and decreases income tax expense in both 1992 and 1993 by approximately $38 million as a result of amortization of the increased franchise asset. This increased amortization results from the requirement to report assets acquired in prior business combinations at their pretax amounts, eliminating the impact of nondeductible amortization from the computation of income tax expense under the new accounting standard.

     During 1987, the Company filed elections under Section 338 of the Internal Revenue Code, relating to various bottling companies acquired in 1986. Tax operating loss carryforwards aggregating approximately $943 million have arisen principally from the additional tax deductions resulting from such elections. These carryforwards are available to offset future federal taxable income through their expiration in varying amounts aggregating $5 million in 1996 through 1998; $279 million in 1999 through 2003; and $659 million in 2004 through 2008.

     A deferred tax asset is recognized for the tax benefit of deductible temporary differences and net operating loss and tax credit carryforwards. A valuation allowance is recognized if it is "more likely than not" that some or all of the deferred tax asset will not be realized. Management believes that the future reversal of existing taxable temporary differences provides evidence that the majority of deferred tax assets will be realized. A valuation allowance of $105 million, $86 million and $77 million as of December 31, 1993, 1992 and January 1, 1992, respectively, was established for the remaining deferred tax assets. Upon realization, the tax benefit for net operating loss carryforwards of acquired companies for which a valuation allowance has been established will be applied to reduce recorded franchise values. Net operating loss carryforwards of acquired companies were approximately $59 million at December 31, 1993.

     Deferred income taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 and 1992 are as follows (in millions):

- --------------------------------------------------------------------------------------------
                                                                             1993      1992
- --------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Franchise assets                                                          $2,210    $1,894
  Property, plant and equipment                                                180       164
- --------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                          2,390     2,058
- --------------------------------------------------------------------------------------------
Deferred tax assets:
  Net operating loss carryforwards                                            (378)     (335)
  Employee and retiree benefit accruals                                       (186)     (166)
  Restructuring reserves                                                       (31)      (35)
  Long-term debt                                                                (4)      (11)
  Other, net                                                                   (65)      (30)
- --------------------------------------------------------------------------------------------
     Total deferred tax assets                                                (664)     (577)
  Valuation allowance for deferred tax assets                                  105        86
- --------------------------------------------------------------------------------------------
     Net deferred tax liabilities                                           $1,831    $1,567
- --------------------------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

     Significant components of the provision for income taxes attributable to continuing operations, excluding the cumulative effect of accounting changes, are as follows (in millions):

- ---------------------------------------------------------------------------------------------
                                                                           1993   1992   1991
- ---------------------------------------------------------------------------------------------
Current:
  United States
     Federal                                                               $--    $  6   $  2
     State and local                                                         9      18      5
  Foreign                                                                    1      --     --
- ---------------------------------------------------------------------------------------------
     Total current provision                                                10      24      7
- ---------------------------------------------------------------------------------------------
Deferred:
  United States
     Federal                                                                20      (9)   (17)
     State and local                                                         2     (12)     1
     Rate change -- federal                                                 40      --     --
  Foreign                                                                   (2)     --     --
- ---------------------------------------------------------------------------------------------
     Total deferred provision                                               60     (21)   (16)
- ---------------------------------------------------------------------------------------------
     Total provision for income taxes                                      $70    $  3   $ (9)
- ---------------------------------------------------------------------------------------------

     The current tax provision for 1993 and 1992 represents the amount of income taxes paid or payable for the year. The deferred tax provision for 1993 and 1992 represents the change in the deferred tax liabilities and assets and, for business combinations, the change since date of acquisition.

     The components of the provision for deferred income taxes for 1991, computed using the deferred method, are as follows (in millions):

- -------------------------------------------------------------------------------------------
                                                                                       1991
- -------------------------------------------------------------------------------------------
Depreciation                                                                           $ 13
Amortization                                                                             67
Tax net operating losses                                                                (42)
Installment gain election for sale of Ohio operations                                   (12)
Accrual to cash adjustments                                                             (50)
Alternative minimum tax                                                                  (1)
Other, net                                                                                9
- -------------------------------------------------------------------------------------------
                                                                                       $(16)
- -------------------------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

     A reconciliation of the expected income tax expense (benefit) at the statutory federal rate to the Company's actual income tax provision follows (in millions):

- ----------------------------------------------------------------------------------------------
                                                                            1993   1992   1991
- ----------------------------------------------------------------------------------------------
Statutory expense (benefit)                                                 $19    $(4)   $(31)
State income taxes -- net of federal benefit                                  7      4       4
Nondeductible items                                                           2      1       1
Rate change -- federal                                                       40     --      --
Amortization of franchise assets                                             --     --      13
Acquisition adjustments                                                      --     --       1
Other, net                                                                    2      2       3
- ----------------------------------------------------------------------------------------------
                                                                            $70    $ 3    $ (9)
- ----------------------------------------------------------------------------------------------

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating fair values for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

     Long-term debt: The carrying amounts of commercial paper, variable rate debt and other short-term borrowings approximate their fair values. The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Hedging instruments and warrants: The fair values of the Company's futures contracts are estimated based on quoted market prices of comparable contracts or current settlement values. The fair values of the Company's interest rate swaps and warrants are estimated based on independent valuations from major investment banks.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1993 are as follows (in millions):

- -------------------------------------------------------------------------------------------------
                                                                    CARRYING AMOUNT    FAIR VALUE
- -------------------------------------------------------------------------------------------------
Cash and cash equivalents                                               $    11          $   11
Long-term debt                                                            4,391           4,783
Futures contracts                                                             5               5
Interest rate swaps                                                          --               5
Warrants                                                                     --              58
- -------------------------------------------------------------------------------------------------

     The Company does not anticipate any significant refunding activities which would settle long-term debt at fair value.

RELATED PARTY TRANSACTIONS

     The Company and The Coca-Cola Company have entered into various transactions and agreements related to their respective businesses. Various significant transactions and agreements entered into between the Company and The Coca-Cola Company are disclosed in other sections of

                           COCA-COLA ENTERPRISES INC.

the accompanying financial statements and related notes. The following items represent other transactions between the Company and The Coca-Cola Company, and its affiliates:

     Acquisition: The Coca-Cola Company had an approximate 20% ownership interest in Johnston. As a result of the acquisition in 1991, The Coca-Cola Company received 49,892 shares of the Company's common stock and $81 million in cash, reducing The Coca-Cola Company's ownership in the outstanding common stock of the Company from approximately 49% to approximately 44%.

     Fountain Syrup and Package Product Sales: Certain of the Company's operations sell fountain syrup to The Coca-Cola Company and deliver this syrup on behalf of The Coca-Cola Company to certain major or national accounts of The Coca-Cola Company. In addition, the Company sells bottle/can products to The Coca-Cola Company at prices that equate to amounts charged by the Company to its major customers. During 1993, 1992 and 1991, The Coca-Cola Company paid the Company approximately $220 million, $193 million and $138 million, respectively, for fountain syrups, bottle/can products and delivery and billing services.

     Antitrust Indemnity Agreement: During 1991, The Coca-Cola Company paid the Company approximately $1 million, pursuant to an agreement which indemnifies the Company for certain costs, settlements and fines arising out of alleged antitrust violations which occurred prior to the acquisition of certain bottlers by the Company. The indemnity period expired January 1, 1993.

     Marketing Support Arrangements: The Coca-Cola Company engages in a variety of marketing programs, local media advertising and other similar arrangements to promote the sale of products of The Coca-Cola Company in territories operated by the Company. For 1993, 1992 and 1991, total direct marketing support provided to the Company or on behalf of the Company by The Coca-Cola Company was approximately $256 million, $253 million and $199 million, respectively. In addition, the Company paid an additional $65 million, $63 million and $45 million in 1993, 1992 and 1991, respectively, for local media and marketing program expense pursuant to a cooperative advertising arrangement with The Coca-Cola Company.

COMMITMENTS AND CONTINGENCIES

     The Company is contingently liable for guarantees of the indebtedness owed primarily by manufacturing cooperatives of approximately $43 million at December 31, 1993.

     Under the Company's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. Generally, the Company is self-insured for certain expected losses related primarily to workers' compensation, physical loss to property, business interruption resulting from such loss and comprehensive general, product and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry. The Company has provided letters of credit aggregating approximately $104 million in connection with self-insurance programs.

     The Company has purchase agreements with various suppliers extending beyond one year. Subject to the supplier's quality and performance, the purchases covered by these agreements aggregate approximately $527 million in 1994, $529 million in 1995, $502 million in 1996, $508 million in 1997 and $103 million in 1998.

     Federal, state and local laws govern the Company's operation of underground fuel storage tanks and the required removal, replacement or modification of such tanks to satisfy regulations which go into effect in varying stages through 1998. Expenditures aggregating $9 million, $8 million

                           COCA-COLA ENTERPRISES INC.

and $25 million were made in 1993, 1992 and 1991, respectively, in a structured program designed to enhance compliance with such regulations including regulations governing the environmental discharge of materials. The Company has completed a majority of its multiyear program for remediation of environmental contamination. Completion of the Company's remediation program is not expected to have a material adverse effect on the financial position or results of operations of the Company.

     The Company has been named as a potentially responsible party ("PRP") for the costs of remediation of hazardous waste at six federal "Superfund" sites in Arkansas, California, Florida, Minnesota, New Hampshire and Ohio. Under current law, the Company's liability for clean up of such sites may be joint and several with other PRP's, regardless of the extent of the Company's use in relation to other users. In each case, the Company has determined that to the extent that it has any responsibility for hazardous waste deposited at any site, the amounts of such deposits are minimal compared to those of other financially responsible PRP's, and as a result, we believe the Company's ultimate liability will not have a material effect on its financial position or results of operations.

     In 1991, a Complaint was filed against the Company, each of the directors of the Company and Johnston seeking, among other things, to enjoin the Johnston acquisition. The Complaint alleges that The Coca-Cola Company, as the holder of approximately 49% (prior to the Johnston acquisition) of the outstanding common stock of the Company, owes fiduciary duties of loyalty, care and candor to the Company and the Company's public share owners and that The Coca-Cola Company breached its fiduciary duties by exerting influence over the Company in connection with the acquisition in order to maximize its financial interests at the expense of the Company and the Company's public share owners. The Complaint also alleges that the directors of the Company breached their fiduciary duties to the Company and its public share owners. Management believes that the Complaint is without merit and its ultimate disposition will not have a material adverse effect on the financial condition or results of operations of the Company.

     The Company is also involved in various other claims and legal proceedings, the resolution of which management believes will not have a material adverse effect on the financial position or results of operations of the Company.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Changes in assets and liabilities, net of effects from acquisitions of companies, were as follows (in millions):

- --------------------------------------------------------------------------------------------
                                                                 1993        1992       1991
- --------------------------------------------------------------------------------------------
Trade accounts and other receivables                             $  1       $ (30)      $ 26
Inventories                                                        28         (16)       (14)
Prepaid expenses and other assets                                   6         (13)         6
Accounts payable and accrued expenses                             (13)        (57)        54
- --------------------------------------------------------------------------------------------
Decrease (Increase)                                              $ 22       $(116)      $ 72
- --------------------------------------------------------------------------------------------

Cash payments during the year were as follows (in millions):

- --------------------------------------------------------------------------------------------
                                                                  1993       1992       1991
- --------------------------------------------------------------------------------------------
Interest                                                          $330       $255       $212
Income taxes                                                        10         36          8
- --------------------------------------------------------------------------------------------

                           COCA-COLA ENTERPRISES INC.

In conjunction with the acquisitions of bottling companies, liabilities were assumed as follows (in millions):

- --------------------------------------------------------------------------------------------
                                                               1993        1992        1991
- --------------------------------------------------------------------------------------------
Fair value of assets acquired                                  $ 774       $ 48       $1,674
Cash paid                                                       (287)       (27)        (222)
Equity issued                                                    (34)        --         (161)
Debt issued                                                       (1)       (15)          --
- --------------------------------------------------------------------------------------------
Liabilities assumed                                            $ 452       $  6       $1,291
- --------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA

(Unaudited; in millions except per share data)

- -----------------------------------------------------------------------------------------------
                                                                                         FISCAL
1993                                                 FIRST    SECOND   THIRD    FOURTH    YEAR
- -----------------------------------------------------------------------------------------------
Net Operating Revenues                               $1,208   $1,448   $1,487   $1,322   $5,465
Gross Profit                                            477      556      541      519    2,093
Net Income (Loss)                                        (5)      16      (30)       4      (15)
Net Income (Loss) Per Common Share                    (0.04)    0.13    (0.23)    0.03    (0.11)
- -----------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------
                                                                                         FISCAL
1992                                                 FIRST    SECOND   THIRD    FOURTH    YEAR
- -----------------------------------------------------------------------------------------------
Net Operating Revenues                               $1,112   $1,385   $1,351   $1,279   $5,127
Gross Profit                                            424      519      491      474    1,908
- -----------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect of
  Accounting Changes                                 $   25   $  (26)  $   17   $  (31)  $  (15)
Cumulative Effect of Accounting Changes                (171)      --       --       --     (171)
- -----------------------------------------------------------------------------------------------
Net Income (Loss)                                    $ (146)  $  (26)  $   17   $  (31)  $ (186)
- -----------------------------------------------------------------------------------------------
Per Common Share Data:
  Income (Loss) Before Cumulative Effect of
     Accounting Changes                              $ 0.20   $(0.20)  $ 0.13   $(0.24)  $(0.11)
  Cumulative Effect of Accounting Changes             (1.33)      --       --       --    (1.33)
  Net Income (Loss)                                   (1.14)   (0.20)    0.13    (0.24)   (1.45)
- -----------------------------------------------------------------------------------------------

     Each quarter presented includes ninety-one days, except the first quarter of 1992 (eighty-seven days), the fourth quarter of 1992 (ninety-seven days) and the first quarter of 1993 (ninety-two days).

     Due to the method used in calculating per share data as prescribed by Accounting Principles Board Opinion No. 15 and the timing of share repurchases by the Company, the per share data does not sum in certain instances to the per share data as computed for the quarter and the year.

     The third quarter of 1993 includes a one-time charge of approximately $40 million ($0.31 per common share) to increase the Company's deferred tax liability as a result of a 1% increase in the corporate marginal income tax rate.

     The fourth quarter of 1993 included a favorable year-end inventory (LIFO) adjustment of approximately $7 million of which approximately $5 million ($0.03 per common share) applied to previous quarters.

                           COCA-COLA ENTERPRISES INC.

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Directors
Coca-Cola Enterprises Inc.

     We have audited the accompanying consolidated balance sheets of Coca-Cola Enterprises Inc. and the related consolidated statements of operations, share-owners' equity, and cash flows for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the Index at Item 14(a)(2). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coca-Cola Enterprises Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     As discussed in the notes to consolidated financial statements, in 1992 the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.

                                          /s/  ERNST & YOUNG

Atlanta, Georgia
January 31, 1994

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                                            PAGE
                                                                                            ----
Schedule V     --   Property, Plant and Equipment for the fiscal years ended
                    December 31, 1993, 1992 and 1991......................................  F-2

Schedule VI    --   Accumulated Depreciation and Amortization of Property,
                    Plant and Equipment for the fiscal years ended
                    December 31, 1993, 1992 and 1991......................................  F-3

Schedule VIII  --   Valuation and Qualifying Accounts for the fiscal years ended
                    December 31, 1993, 1992 and 1991......................................  F-4

Schedule IX    --   Short-Term Borrowings for the fiscal years ended
                    December 31, 1993, 1992 and 1991......................................  F-5

Schedule X     --   Supplementary Income Statement Information for the fiscal
                    years ended December 31, 1993, 1992 and 1991..........................  F-6

                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                           COCA-COLA ENTERPRISES INC.

                                 (In millions)

- ---------------------------------------------------------------------------------------------------------
               COLUMN A                  COLUMN B    COLUMN C     COLUMN D       COLUMN E       COLUMN F
- ---------------------------------------------------------------------------------------------------------
                                        BALANCE AT                            OTHER CHANGES-   BALANCE AT
                                        BEGINNING    ADDITIONS   RETIREMENTS   ADD (DEDUCT)-      END
            CLASSIFICATION              OF PERIOD     AT COST        (a)        DESCRIBE(b)    OF PERIOD
- ---------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED:
  DECEMBER 31, 1993
     Land                                 $  179       $  --        $  22          $   6         $  163
     Buildings and improvements              594          25            9             12            622
     Machinery and equipment               1,851         307          116             90          2,132
- ---------------------------------------------------------------------------------------------------------
                                           2,624         332          147            108          2,917
     Construction in progress(c)              82           6            8             14             94
- ---------------------------------------------------------------------------------------------------------
          TOTAL                           $2,706       $ 338        $ 155          $ 122         $3,011
- ---------------------------------------------------------------------------------------------------------
  DECEMBER 31, 1992
     Land                                 $  172       $  17        $  10          $  --         $  179
     Buildings and improvements              577          27            9             (1)           594
     Machinery and equipment               1,673         245           63             (4)         1,851
- ---------------------------------------------------------------------------------------------------------
                                           2,422         289           82             (5)         2,624
     Construction in progress(c)              83           5            6             --             82
- ---------------------------------------------------------------------------------------------------------
          TOTAL                           $2,505       $ 294        $  88          $  (5)        $2,706
- ---------------------------------------------------------------------------------------------------------
  DECEMBER 31, 1991
     Land                                 $  157       $   9        $   6          $  12         $  172
     Buildings and improvements              453          50           13             87            577
     Machinery and equipment               1,340         243           89            179          1,673
- ---------------------------------------------------------------------------------------------------------
                                           1,950         302          108            278          2,422
     Construction in progress(c)             146         (63)          --             --             83
- ---------------------------------------------------------------------------------------------------------
          TOTAL                           $2,096       $ 239        $ 108          $ 278         $2,505
- ---------------------------------------------------------------------------------------------------------

(a) The amounts shown in Column D include amounts transferred to other assets applicable to assets identified as idle during the year.
(b) The amounts shown in Column E include amounts applicable to acquired companies at date of acquisition net of (i) the effect of the restructuring reserve in 1991 and (ii) the effect of FAS 109 in 1992.
(c) Additions for construction in progress are net of amounts transferred to productive asset categories for assets placed in service during the year.

            SCHEDULE VI -- ACCUMULATED DEPRECIATION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT
                           COCA-COLA ENTERPRISES INC.

                                 (In millions)

- ---------------------------------------------------------------------------------------------
          COLUMN A             COLUMN B    COLUMN C     COLUMN D       COLUMN E      COLUMN F
- ---------------------------------------------------------------------------------------------
                                           ADDITIONS
                                BALANCE     CHARGED                                  BALANCE
                                  AT       TO COSTS                 OTHER CHANGES-    AT END
                               BEGINNING      AND      RETIREMENTS  ADD (DEDUCT)-       OF
         DESCRIPTION           OF PERIOD   EXPENSES       (a)          DESCRIBE       PERIOD
- ---------------------------------------------------------------------------------------------
FISCAL YEAR ENDED:
  DECEMBER 31, 1993
     Buildings and
       improvements              $ 125       $  26        $  3           $ --         $  148
     Machinery and equipment       848         228         103             --            973
- ---------------------------------------------------------------------------------------------
          TOTAL                  $ 973       $ 254        $106           $ --         $1,121
- ---------------------------------------------------------------------------------------------
  DECEMBER 31, 1992
     Buildings and
       improvements              $ 108       $  21        $  4           $ --         $  125
     Machinery and equipment       691         206          49             --            848
- ---------------------------------------------------------------------------------------------
          TOTAL                  $ 799       $ 227        $ 53           $ --         $  973
- ---------------------------------------------------------------------------------------------
  DECEMBER 31, 1991
     Buildings and
       improvements              $ 103       $  11        $  6           $ --         $  108
     Machinery and equipment       621         149          79             --            691
- ---------------------------------------------------------------------------------------------
          TOTAL                  $ 724       $ 160        $ 85           $ --         $  799
- ---------------------------------------------------------------------------------------------

(a) Includes amounts transferred to other assets applicable to assets identified as idle during the year.

               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS
                           COCA-COLA ENTERPRISES INC.

                                 (In millions)

- --------------------------------------------------------------------------------------------------------
           COLUMN A               COLUMN B               COLUMN C               COLUMN D       COLUMN E
- --------------------------------------------------------------------------------------------------------
                                                        ADDITIONS
                                              ------------------------------
                                 BALANCE AT   CHARGED TO                                        BALANCE
                                 BEGINNING    COSTS AND    CHARGED TO OTHER    DEDUCTIONS-      AT END
          DESCRIPTION            OF PERIOD     EXPENSES    ACCOUNTS-DESCRIBE    DESCRIBE       OF PERIOD
- --------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED:
  DECEMBER 31, 1993
     Allowance for losses on
       trade accounts               $ 31         $ 13             $ 5(a)           $16(b)        $  33
     Valuation allowance for
       deferred tax assets            86           19              --               --             105
  DECEMBER 31, 1992
     Allowance for losses on
       trade accounts               $ 22         $ 13             $ 4(a)           $ 8(b)        $  31
     Valuation allowance for
       deferred tax assets            --            9              77(c)            --              86
  DECEMBER 31, 1991
     Allowance for losses on
       trade accounts               $ 19         $  1             $ 6(a)           $ 4(b)        $  22
- --------------------------------------------------------------------------------------------------------

(a) Principally represents allowances for losses on trade accounts of acquired companies at date of acquisition and recoveries of amounts previously charged off.
(b) Charge off of uncollectible accounts.
(c) Adoption of FAS 109 as of January 1, 1992.

                      SCHEDULE IX -- SHORT-TERM BORROWINGS
                           COCA-COLA ENTERPRISES INC.

                                 (In millions)

- ---------------------------------------------------------------------------------------------------------
              COLUMN A                  COLUMN B    COLUMN C     COLUMN D      COLUMN E       COLUMN F
- ---------------------------------------------------------------------------------------------------------
                                                                  MAXIMUM       AVERAGE       WEIGHTED
                                                    WEIGHTED      AMOUNT        AMOUNT         AVERAGE
                                       BALANCE AT    AVERAGE    OUTSTANDING   OUTSTANDING   INTEREST RATE
                                         END OF     INTEREST    DURING THE    DURING THE     DURING THE
              CATEGORY                   PERIOD       RATE        PERIOD       PERIOD(a)      PERIOD(b)
- ---------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED:
  DECEMBER 31, 1993
     Notes payable to banking
       institutions                       $ 22         6.7%        $  27         $  12           7.3%
     Commercial paper                      522         3.4%          694           409           3.2%
  DECEMBER 31, 1992
     Public medium-term notes             $ --          --         $ 484         $ 169           4.4%
     Commercial paper                      197         3.3%          779           523           3.8%
  DECEMBER 31, 1991
     Notes payable to banking
       institutions                       $ --          --         $ 250         $  63           7.9%
     Public medium-term notes              484         4.4%          484           338           5.5%
     Commercial paper                      778         4.8%          778           546           6.0%
- --------------------------------------------------------------------------------------------------------

(a) The average amount outstanding during the period was computed by dividing the total of month-end outstanding principal balances by the number of months in the period.
(b) The weighted average interest rate during the period was computed by dividing the actual interest expense by average short-term debt outstanding.

            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
                           COCA-COLA ENTERPRISES INC.

                                 (In millions)

- -------------------------------------------------------------------------------------------------
                           COLUMN A                                          COLUMN B
- -------------------------------------------------------------------------------------------------
                                                                  CHARGED TO COSTS AND EXPENSES
                                                                               (b)
                                                                 --------------------------------
                                                                           FISCAL YEAR
                                                                 --------------------------------
                             ITEM                                 1993         1992         1991
- -------------------------------------------------------------------------------------------------
Maintenance and repairs                                           $ 76         $ 70         $ 48

Media advertising costs(a)                                          39           44           35

Amortization of franchise and other assets                         165          162           91
- -------------------------------------------------------------------------------------------------

(a) Media advertising costs as shown above do not include administrative expenses, as it is not practical to determine that portion applicable to media advertising. In addition, the amounts shown are net of cooperative advertising credits received from soft drink licensors of $41 million in 1993, $39 million in 1992 and $32 million in 1991.
(b) Royalties and taxes other than payroll and income taxes do not exceed one percent of net operating revenues and, accordingly, are not presented in the schedule.